Exhibit 99.1

CLPS Incorporation

Company Number 322728

Resignation as President

To:	CLPS Incorporation (Company)
89 Nexus Way
Camana Bay
Grand Cayman
KY1-9009
Cayman Islands

I, Xiaofeng Yang, hereby tender my resignation as President of the Company. This notice of resignation is tendered subject to being accepted by the board of directors of the Company and, if accepted, is to be effective on August 19, 2020.

I agree that I have no outstanding entitlements from the Company in respect of my role as President of Company for fees/remuneration, leave, or termination of employment.

/s/ Xiaofeng Yang
Xiaofeng Yang